CERTIFICATE OF QUALIFIED PERSON

I, Myron R. Henderson, P.E., do hereby certify that:

1. I am currently employed as a Project Manager by:

   M3 Engineering & Technology Corporation
   2051 W. Sunset Road, St 101
   Tucson, Arizona 85704
   U.S.A.

2. I graduated with a Bachelor of Science degree in Mechanical Engineering from the University of Arizona in 1966 and a Master of Business Administration (MBA) from the University of Phoenix in 1989.

3. I am a:

   - Registered Professional Engineer in good standing in the State of California in Manufacturing (No.4133)

4. I have worked as an engineer for a total of 46 years in the mining industry since my graduation from the University of Arizona. My work experience includes 15 years in supervisory positions in operating plants and 31 years in process engineering, project engineering and project management positions with design engineering, procurement and construction management firms.

5. I have read the definition of "qualified person" set out in National instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am principal author for the preparation of the technical report titled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" dated effective 23 May 2012 and amended on 17 January 2014 (the "Technical Report"); and am responsible for the preparation of Sections 1 through 3, Sections 17 through 19, Sections 21 and 22, and Sections 24 through 27.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I visited the project site November 30, 2011 and December 1, 2011.

9. As of the date of this certificate, to the best of my knowledge, information and belief, those portions of the Technical Report for which I am responsible contain all scientific and technical information required to be disclosed to make the report not misleading.

10. I am independent of Quaterra Resources applying all of the tests in section 1.5 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and those portions of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 17th day of January, 2014.

Myron R. Henderson

Signature of Qualified Person

REGISTERED PROFESSIONAL ENGINEER
MYRON R. HENDERSON
No. 4133
Exp. 6/30/15
MANUFACTURING
STATE OF CALIFORNIA

Myron R. Henderson, P.E.

Print name of Qualified Person